CENTENE®
Corporation


10010901


REACHING FOR THE SUMMIT

2009 Annual Review







Centene Corporation is a leading *multi-line* healthcare enterprise that provides programs and related services to the rising number of under-insured and uninsured individuals. Many receive benefits provided under Medicaid, including the State Children's Health Insurance Program (CHIP), as well as Aged, Blind or Disabled (ABD), Foster Care and long-term care, in addition to other state-sponsored programs, and Medicare (Special Needs Plans). Centene's CeltiCare subsidiary offers states unique, "exchange-based" and other cost-effective coverage solutions for low-income populations. The Company operates local health plans and offers a range of health insurance solutions. It also contracts with other healthcare and commercial organizations to provide specialty services including behavioral health, life and health management, managed vision, telehealth services, and pharmacy benefits management. More information regarding Centene is available at www.centene.com.

Financial Summary

(in thousands)	2009	2008	2007	2006	2005
	December 31,				
Premium and service revenues	**$3,878,283**	$3,274,313	$2,692,461	$1,786,598	$1,108,764
Earnings from operations	**138,135**	131,561	55,245	22,228	43,647
Net earnings from continuing operations[1]	**86,093**	84,181	41,040	17,600	30,837
Net earnings (loss)[1]	**83,671**	83,497	73,402	(43,629)	55,632
Total assets	**1,702,364**	1,451,152	1,121,824	894,980	668,030

(1) Attributable to Centene Corporation

At-Risk Membership *in thousands*


1500
1200
900
600
300
0
05 06 07 08 09

Premium and Service Revenues *in millions*


$4,000
3,200
2,400
1,600
800
0
05 06 07 08 09

Cash Flow from Operations *in millions*


$250
200
150
100
50
0
05 06 07 08 09

Diluted Earnings Per Share*


$2.00
1.60
1.20
0.80
0.40
0.0
05 06 07 08 09

* *Attributable to Centene Corporation from continuing operations; 2007 and 2008 diluted earnings per share increased and decreased, respectively, by $0.28 to reflect timing of 2007 Georgia premium rate change.*

Chairman's Letter



Michael F. Neidorff,
Chairman, President and Chief Executive Officer

As we look back on 2009 and ahead into 2010, we are encouraged by how Centene has been able to weather a tumultuous environment in our sector, yet still move forward in a strong competitive position to grow our business.

The year 2009 was one of accomplishment, innovation, and differentiation for Centene in what was a challenging U.S. economy. The global financial restructuring that began in the wake of the economic crisis of 2008 continued throughout 2009. States faced lower tax revenues and severe budget deficits, higher unemployment rates and expanding Medicaid, uninsured and under-insured populations.

Consequently, Centene's quality and cost-effective programs have become increasingly important to both existing and potential state customers. Our managed care solutions help states to improve health outcomes for the beneficiaries of their government-sponsored programs by using their severely limited budget resources as effectively as possible. There is a growing recognition among them of the effectiveness of managed care solutions, and the suite of services that Centene provides.

In this regard, we would highlight a couple of accomplishments:

- In November 2009, Centene was chosen as one of two participants in the new Mississippi managed Medicaid initiative, which is expected to commence in 2010. We feel the inclusion of Foster Care in the Mississippi contract demonstrates the success and effectiveness of one of our most innovative products, first launched by Centene in Texas in 2008. Our Foster Care Program coordinates care for foster children through a constantly updated, electronic community health record known as a "Health Passport."
- We are currently the first national managed care organization (MCO) to have experience with a state "exchange" through our successful partnership with the Massachusetts Health Connector Authority, which began in 2009. We offer cost-effective coverage solutions for low-income and other formerly uninsured and under-insured populations through CeltiCare Health Plan of Massachusetts (CeltiCare). This unique experience is likely to open up opportunities in other states that may seek to expand health access to vulnerable populations in a coordinated fashion.
- We successfully managed the H1N1 influenza outbreak in 2009, with the help of *Fluvention*™, a proprietary program, and other medical management tools, even as other industry participants were caught off-guard and unprepared. Despite spending $16 million more on flu-related expenditures in 2009 than in 2008, we were able to achieve offsets in other medical cost categories, such as inpatient hospital stays, as well as General and Administrative (G&A) leverage to reach the high-end of our earnings-per-share guidance.

Financial Highlights

During 2009, total revenues from continuing operations increased 21.9 percent to $4.1 billion from $3.4 billion in 2008. We met our financial goals, but quarterly shareholder value disappointed us as it was greatly influenced by headline volatility. Premium and service revenues, which exclude premium taxes, increased 18.4 percent to $3.9 billion from $3.3 billion in 2008. Diluted earnings per share attributable to Centene Corporation from continuing operations for 2009 were $1.94, compared to $1.90 for the prior year. The underlying operating earnings growth in 2009 was obscured by two non-recurring items in 2008: a $0.28 per diluted share benefit recorded in 2008 from the 2007 retroactive Georgia rate increase and a $0.06 per diluted share expense due to a write-down of our investment in the Reserve Primary Fund. At year-end, we had 1.46 million at-risk members, representing membership growth of 21.7 percent over 2008. Operating cash flows were strong in 2009 at $248 million, representing 2.9 times net earnings. At December 31, 2009, we had cash and investments of $986.1 million, including $949.9 million held by regulated entities and $36.2 million held by unregulated entities. Our 2009 Health Benefits Ratio increased 100 basis points compared to 2008, primarily due to higher flu costs and a reduction in our Texas CHIP/Perinate rates that better aligned them with our cost trends – which were partially offset by continued improvement in our Aged, Blind or Disabled (ABD) population, especially in Ohio.

We reduced our G&A ratio during 2009 by 30 basis points compared to 2008 as our infrastructure investments allowed for better leverage. We expect to further reduce the G&A ratio in 2010 by at least 50 additional basis points despite the offsetting impact of Mississippi start-up costs. Further G&A reduction beyond 2010 remains a top priority and our ongoing systems investments should enable us to accomplish this goal. Our investment and other income for 2009 decreased $6 million from 2008, to $15.7 million, primarily reflecting lower average interest rates in 2009 and the consolidation of our interest in Access Health Solutions, which was previously reported under the equity method of accounting through which our portion of their income was recorded as other income in the statement of operations.

We estimate our risk-based capital percentage to be approximately 347 percent of the authorized control level. We remain prudent and continue to apply consistent reserving methodologies. Days in claims payable were higher than normal in the fourth quarter of 2009 reflecting the holiday schedule during the last two weeks of December 2009. We are now including pharmacy payables in the days in claims payable calculations and have reclassified prior periods to reflect this. We expect the days in claims payable number to decline in 2010 due to anticipated faster cycle times, but still stay within the 45-50 day range.

Multifaceted Growth Strategy

Centene's at-risk membership grew across all of our states in 2009 as we expanded our presence through organic growth, acquisitions and new product offerings.

On February 1, 2009, we began converting non-risk managed care membership in Florida from our Access Health Solutions affiliate to our wholly-owned subsidiary, Sunshine State Health Plan (Sunshine Health), on an at-risk basis. At year-end, we served 102,600 Sunshine Health members on an at-risk basis while Access served 59,700 members on a non-risk basis. We continue to work with the state in ensuring the efficiency of these conversions.

We also continued to grow our membership in our South Carolina subsidiary, Absolute Total Care, throughout 2009. Effective March 1, 2009, we acquired certain assets of Amerigroup's South Carolina subsidiary and subsequently added 14,000 members to our existing base. We ended 2009 with 48,600 members in South Carolina. Consistent with our strategy to effectively and prudently deploy capital to grow our business, we announced a definitive agreement in February 2010 to acquire Columbia-based Carolina Crescent Health Plan from University Health Services. Carolina Crescent Health Plan is South Carolina's largest non-profit Medicaid managed care organization, serving more than 40,000 Medicaid members in 46 counties across the state. The acquisition is anticipated to bring our total South Carolina membership to approximately 90,000, or 13 percent of the state's eligible Medicaid population. With this acquisition, we will be able to reach our previously stated goal of growing the South Carolina plan to cover between 10-15 percent of the state's eligible Medicaid population. We expect this transaction to close in mid-year of 2010, subject to approval from state regulators, and be accretive in 2010.

On July 1, 2009, we commenced operations in Massachusetts as we began serving Commonwealth Care members through our CeltiCare subsidiary. This program is for low-income working adults up to 300 percent of the Federal Poverty Level (FPL) who are not eligible for Medicaid or employer-sponsored insurance. On October 1, 2009, CeltiCare began managing the health program for legal immigrants in the Commonwealth Care Bridge program. As of December 31, 2009, we served 27,800 members in the Commonwealth of Massachusetts. Additionally, in April 2010, we expect to begin providing services to Commonwealth Choice members, targeting individuals, families and small groups who do not qualify for public health programs such as Medicaid, Medicare or Commonwealth Care.

Participation in these programs and the unique, state-based "exchange" experience have allowed us to participate in reform discussions, gain experience with the uninsured market and explore similar opportunities in other states. We feel our ability to commence operations in Massachusetts in 2009 validated our strategic rationale for the Celtic Insurance Company acquisition in 2008 – as it gave us the individual health insurance skill-set we needed to help the Massachusetts Health Connector Authority expand access to health coverage cost-effectively.

In November 2009, we were chosen as one of two Coordinated Care Organizations to participate in the MississippiCAN program for Mississippi Medicaid beneficiaries. In addition to including traditional Medicaid beneficiaries, this program also includes ABD and Foster Care – two under-penetrated markets where we expect to drive future growth in both Mississippi and other states.

Prudent Capital Deployment

In order for us to be a strong and reliable partner for our state customers, we must be prudent balance sheet managers with a focus on liquidity and capital adequacy. A strong balance sheet enhances our ability to pursue M&A opportunities and new state contracts. Consistent with this philosophy, we made a strong balance sheet even stronger by raising $104.5 million in January 2010 in a follow-on equity offering. The proceeds have allowed us to pay down our $300 million revolving credit facility to a point where the full amount is available and accordingly reduced our debt-to-capital ratio from a percentage base in the low 30s to the mid 20s. In accordance with our selective and disciplined approach toward growth opportunities, this offering has provided us with the additional flexibility to move quickly to take advantage of acquisition targets, such as Carolina Crescent Health, that meet our strict accretion and return criteria.

The sale on March 1, 2010, of our New Jersey operations (classified as discontinued operations in our financial statements) offers further evidence of our strategic priority to efficiently deploy capital. Our disciplined market share strategy for New Jersey to gain critical mass was not being realized at the level of financial and operational efficiency necessary to further cultivate it as a long-term market.

Ongoing Medical Management System Enhancements

During 2009, we continued our effort to modernize and streamline our systems infrastructure. Our ongoing development of a new medical management system, which we will begin to deploy in 2010, is focused on supporting Centene's growth, improving health outcomes and reducing costs. Upgrades to our core financial system have been completed, and we are nearing completion of our claims processing system upgrades. Most recently, we rolled out real-time intelligence and analytic tools, including a desktop executive dashboard, which is updated daily to provide early warning of adverse trends, claims drill-down for a quick analysis of clinical, financial or operating issues, and predictive modeling. We believe these largely proprietary tools have contributed to the successful management of medical costs in a year affected by unusually elevated flu costs. We are integrating these various capabilities and are expanding their application in an effort to provide better and more timely information to our providers and members.

A Strong and Growing Management Team

In order to maintain our growth and ensure profitability, Centene has continued its focus on attracting outstanding individuals, as well as drawing upon the depth of our senior management team. Accordingly, we supported a number of lateral moves and significant promotions within our organization, as well as an injection of fresh ideas through recruitment of new talent.

William N. Scheffel, who joined the company as Senior Vice President and Corporate Controller in December 2003, was appointed Executive Vice President, Chief Financial Officer and Treasurer in May 2009. Mr. Scheffel was most recently Executive Vice President and leader of Centene's Specialty Business Unit, which he has headed since May 2005. Prior to joining Centene, he spent more than 28 years at financial and accounting firms Ernst & Young and Arthur Andersen, having been a Partner at both firms.

Assuming Mr. Scheffel's previous leadership role is Jason M. Harrold, newly appointed Senior Vice President, Specialty Business Unit. Mr. Harrold joins Centene's senior management team from one of our specialty companies, having served as President and CEO of OptiCare Managed Vision, Inc. Mr. Harrold worked at OptiCare for 13 years. David M. Lavely, O.D., replaces Mr. Harrold as President and CEO of OptiCare Managed Vision. Dr. Lavely has been with OptiCare for more than 15 years, serving in a number of roles with increasing responsibility. Most recently, he was Senior Vice President of Business Development for the company.

In addition, CeltiCare announced the appointment of Richard D. Lynch as Plan President and Chief Executive Officer, effective May 1, 2009. Mr. Lynch has an extensive background in health plan senior management roles with an emphasis on network development, contracting, pharmacy benefit management and medical management. Most recently, Mr. Lynch was Vice President, Health Care Management, of WellPoint's northeast region. He also served as Vice President, Network Management and Operations, for Tufts Health Plan in Massachusetts.

Expanding our areas of expertise, we are pleased to welcome Toni Simonetti to the newly created position of Senior Vice President, Public Affairs. As a corporate communications professional with more than 20 years of experience – most recently as chief communications officer of GMAC, a financial services company – she will lead Centene's newly realigned Corporate Marketing and Communications Department, as well as develop an integrated public relations program for the Company and its subsidiaries.

A Long Runway Ahead

The realignment of the Medicaid managed care industry that is currently underway is expected to continue in 2010, with even tighter state budgets and uncertainty surrounding healthcare reform and levels of federal stimulus relief. States continue to have a need for our products and services, and we expect to continue to meet the needs of our current and future state customers. Centene believes it is well prepared and continues to believe that the diversity of our *multi-line* strategy has positioned us to operate effectively regardless of possible federal health reform outcomes. We are confident in our ability to help states successfully maneuver through these difficult economic times while producing consistent and adequate returns for our investors.

Centene remains an agile and resilient company with a business model that is designed to grow in both good and bad economic times. We remain committed to our state partners and to maintaining a prudent and selective approach to our current and prospective business endeavors. As we look to the future, we see a long runway ahead of us with an abundance of growth opportunities. We look forward to continuing our success in 2010 and beyond while remaining dedicated to our mission – producing better health outcomes at lower costs. Thank you for your support and interest in our company.

Sincerely,



Michael F. Neidorff

MANAGED CARE	
Medicaid	Health insurance program for low-income parents and children, the elderly and individuals with disabilities. Historically, children have represented Medicaid's largest eligibility group. This segment includes TANF, or Temporary Assistance to Needy Families.
CHIP, State Children's Health Insurance Program	Designed to cover uninsured children in families who earn too much to qualify for Medicaid, but not enough to afford private health coverage. Some states include the parents of these children in their CHIP programs.
ABD, Aged, Blind or Disabled	Covers low-income individuals with chronic physical disabilities or behavioral impairments. Due to their critical health issues, ABD recipients tend to utilize more services and subsequently incur greater expenses. ABD currently makes up 24 percent of the Medicaid population, but accounts for 70 percent of the costs.
Special Needs Plans (SNP)	A Medicare Advantage coordinated care plan designed for individuals with special needs. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 identifies special needs individuals as 1) institutionalized 2) dually eligible and/or 3) individuals with severe or disabling chronic conditions. Centene's relatively small effort focuses on dually eligible (Medicare and Medicaid) individuals.
Foster Care	State-wide managed care services for children in foster care. Since 2008, Centene has operated a foster care contract in Texas, a key feature of which is an innovative, electronic "Health Passport," which Centene created to display and update a child's medical care, including pharmacy prescriptions, mental and behavioral assessments, lab records and claims data. For what can be a highly transient group, the Health Passport becomes a portable record, critical to reducing the amount of redundant medical tests and immunizations as well as to maintaining accurate and up-to-date medical histories of this vulnerable constituency. Our foster care services can integrate with our Specialty Service companies, particularly our behavioral health company, Cenpatico, as foster care children tend to have behavioral issues, often the by-product of perpetual or chronic homelessness.
Individual Insurance	The capability to offer affordable insurance solutions to people who may not qualify for traditional Medicaid coverage and who would otherwise go without any health coverage was the impetus behind our acquisition of Celtic Insurance Company in July 2008. As unemployment levels continue to rise, more Americans will lose their health insurance.
Long-Term Care	Medicaid is the largest source of financing for long-term care, and the majority of its recipients come from the ABD population, which is continuing to grow rapidly. Most Medicaid-funded, long-term care recipients are receiving services in traditional, fee-for-service programs, and not through a Medicaid managed care program. We believe we can expand the managed care model, while producing improved health outcomes and generating cost savings, to higher acuity populations.

Operations Review


BRIDGEWAY
SUPERIOR
HealthPlan
MHS.
Managed Health Services
MHS
Managed Health Services
CELTICARE
Health Plan of Massachusetts
Buckeye
Community Health Plan.
ABSOLUTE TOTAL CARE
TOTAL
Peach State
Health Plan.
Access
Health Solutions
SUNSHINE STATE
Health Plan
Magnolia
Health Plan
1
2
3
4
5
6
7
8
9
10

■ Indicates states with health plan membership

□ Indicates states with Centene business operations

HEALTH PLANS

1. **Arizona** .... Bridgeway Health Solutions
2. **Florida** .... Access Health Solutions; Sunshine State Health Plan
3. **Georgia** .... Peach State Health Plan
4. **Indiana** .... Managed Health Services
5. **Massachusetts** ..... CeltiCare Health Plan
6. **Mississippi** .... Magnolia Health Plan*
7. **Ohio** .... Buckeye Community Health Plan
8. **South Carolina** .... Absolute Total Care
9. **Texas** .... Superior HealthPlan
10. **Wisconsin** .... Managed Health Services

OUR SOLUTIONS THAT SUPPORT CENTENE'S LOCAL HEALTH PLANS

In addition to providing specialty benefits to Centene's managed care plans, our specialty companies provide services to other healthcare clients and state agencies nationwide.

Celtic Insurance Company is licensed to serve individuals and families in 49 states (all except New York).

GOVERNMENT SOLUTIONS	AZ	FL	GA	IN	MA	OH	SC	TX	WI
TANF	●	●	●	●		●	●	●	●
CHIP	●		●	●		●	●	●	●
ABD (Non-Duals)	●	●				●	●	●	●
ABD (Dually Eligible)	●	●						●	●
Long-Term Care	●							●	
Foster Care								●	
Medicare Special Needs Plans	●					●		●	●
Hybrid Model					●				
SPECIALTY HEALTH SOLUTIONS									
Pharmacy Benefits (US Script)	●	●	●		●		●		
Behavioral Health Management (Cenpatico)	●	●	●	●	●	●	●	●	●
Life & Health Management (Nurtur)	●	●	●	●	●	●	●	●	●
Managed Vision (OptiCare)	●	●	●	●	●	●	●	●	●
Telehealth (NurseWise)	●	●	●	●	●	●	●	●	●

** Expected to commence operations in 2010*

As of March 2, 2010

A *Multi-Line* Healthcare Enterprise

Centene positions itself as a *multi-line* healthcare enterprise that provides programs and related services to the rising number of under-insured and uninsured beyond the Medicaid population. In fact, Centene's cost-effective healthcare solutions help states expand access to health coverage for their vulnerable populations, often through government-sponsored and subsidized programs, including Medicaid, the State Children's Health Insurance Program (CHIP), Foster Care, Medicare Special Needs Plans (SNPs), and the Supplemental Security Income Program, also known as Aged, Blind or Disabled (ABD).

Our unique *multi-line* approach not only offers high quality and cost-effective health plans to beneficiaries, but also provides them with complementary specialty services including pharmacy, behavioral health, and life and health management. This enables Centene to improve both quality of care and outcomes, as well as control medical costs, while diversifying our revenue base. We continue to broaden our service offerings to address areas we believe are underserved. We acquired Celtic Insurance Company (Celtic), a national individual health insurance provider, to enable us to expand our target market to include the under-insured and uninsured in 2008, and we won our first "hybrid" (which combines Centene's low-cost, managed care models with Celtic's individual health insurance expertise) contracts in Massachusetts in 2009. Extending these kinds of contracts into other states is a focus for us going forward.

As one of the largest publicly funded programs in the United States, Medicaid makes up one of the biggest components of state budgets. The federal Centers for Medicare and Medicaid Services, or CMS, estimated the total Medicaid market was approximately $344 billion in 2008, and estimate the market will grow to almost $800 billion by 2018. According to the most recent information provided by the Kaiser Commission on Medicaid and the Uninsured, Medicaid spending increased by 7.9 percent in fiscal 2009 and states appropriated an increase of 6.3 percent for Medicaid in fiscal 2010 budgets.

Centene currently operates health plans in nine states, including Arizona, Florida, Georgia, Indiana, Massachusetts, Ohio, South Carolina, Texas and Wisconsin. Recently, we were chosen as one of two Coordinated Care Organizations to participate in a new managed Medicaid contract in Mississippi that commences in 2010.

As of December 31, 2009, Medicaid accounted for 74 percent of our at-risk membership, while CHIP (also including Foster Care) accounted for 18 percent of our membership, and ABD (including SNPs, which address our small Medicare population)



Medicaid, 74%
CHIP & Foster Care, 18%
ABD & Special Needs Plans, 6%
Other State Programs, 2%

UNINSURED CATEGORY	POPULATION SIZE	CNC-CELTIC APPROACH
Eligible for Government Programs	10.5M (23%)	**CNC Medicaid Managed Care Solutions**
Lower to Modest Income (<300% FPL)	23.3M (51%)	**Hybrid Approach** – Combine Centene's low-cost, managed care models with Celtic individual health insurance and underwriting expertise
Moderate to Higher Income (>300% FPL)	11.9M (26%)	**Celtic Individual Health Solutions**

Note: *Centene estimates for the uninsured population that are currently eligible for government programs are based on state-specific eligibility levels.*

Source: *US Census Bureau – Current Population Survey (CPS) 2009 March Supplement and Centene estimates* accounted for 6 percent of our membership. Other state programs in Massachusetts represent the remaining 2 percent at-risk membership.

Of the 45.7 million uninsured individuals in the United States, roughly 23 percent or 10.5 million are eligible for government-sponsored programs such as those offered by Centene's Medicaid Managed Care solutions; 51 percent or 23.3 million are low-income individuals who are not eligible for government programs; and 26 percent or 11.9 million are higher income individuals, who would be eligible for one of Celtic's individual health solutions. *(see table on page 7)*

Our specialty business unit, launched in 2004, now accounts for 22 percent of Centene's total annual revenue compared to less than 1 percent when we first started. It includes a range of healthcare services that are sold to our plans at state-approved rates and that are provided primarily through the following businesses:



- ***Individual and State-Sponsored Health Insurance:*** Celtic Insurance Company (Celtic), acquired in 2008, is a national healthcare provider licensed in 49 states offering high-quality, affordable health insurance to individual customers and their families. Sold online and through independent insurance agents nationwide, Celtic's portfolio of major medical plans is designed to meet the diverse needs of the uninsured at all budget and benefit levels. Celtic also offers a stand-alone, guaranteed-issue medical conversion program to self-funded employer groups, stop-loss and fully-insured group carriers, managed care plans, and HMO reinsurers. CeltiCare of Massachusetts was formed in 2009 to provide state-sponsored health insurance to the uninsured or under-insured who do not qualify for Medicaid.

- ***Behavioral Health:*** Cenpatico Behavioral Health (Cenpatico), acquired in 2003, works with providers to determine the best services and levels of care to help people overcome mental illness and reach their recovery and wellness goals. Cenpatico also runs school-based programs in Arizona that focus on students with special needs including speech therapy services.

- ***Life and Health Management:*** Nurtur Health Solutions (Nurtur) specializes in implementing life and health management programs that are designed to help members understand their disease and treatment plan and improve their wellness in a cost-effective manner. Health risk appraisals, biometric screenings, online and telephonic wellness programs, disease management and work-life services are areas of focus that address medical conditions which are common within the Medicaid population, such as asthma, diabetes and pregnancy. Nurtur uses telephonic health coaching, in-home and online interaction and informatics processes to deliver effective clinical results, enhanced patient-provider satisfaction and cost reductions in its health management operations. Nurtur's ABD program uses a proprietary assessment tool that effectively identifies barriers to care, unmet functional needs, available social supports and the existence of behavioral health conditions that could impede a member's ability to maintain a proper health status. Care coordinators develop individual care plans with the member and healthcare providers, ensuring the full integration of behavioral, social and acute care services. These care plans, while specific to an ABD member, incorporate "Condition Specific" practices in collaboration with physician partners and community resources.

• *Long-Term Care and Acute Care:* Bridgeway Health Solutions (Bridgeway), provides long-term care services to the elderly and people with disabilities who meet income and resources requirements and who also are at risk of being or are institutionalized. Bridgeway, which commenced long-term care operations in 2006, has members in the Maricopa, Yuma and La Paz counties of Arizona and participates with community groups to address situations that might be barriers to quality care and independent living. Since October 2008, Bridgeway also provides acute care services to members in the Yavapai Service Area. These services include emergency and physician services, limited dental and rehabilitative services, as well as maternal and child health services.

• *Managed Vision:* OptiCare Managed Vision (OptiCare) manages vision benefits for members via a contracted network of providers, offering a variety of vision plan designs to help meet the needs of its members and clients. A range of products and services enables clients to implement a customized vision plan so that patients can be treated at the appropriate levels of care. We acquired the managed vision business of OptiCare Health Systems, Inc. in 2006.

• *Telehealth Services:* NurseWise and Nurse Response provide a toll-free, multi-lingual 24/7 nurse triage telephone line. Members need to call only one number to reach multi-lingual customer service representatives and nursing staff who provide health education, triage advice and continuous access to health plan functions. Additionally, representatives verify eligibility, confirm primary care provider assignments and provide benefit and network referral coordination for members and providers after business hours. Staff can also arrange for urgent pharmacy refills, transportation and qualified behavioral health professionals for crisis stabilization assessments. NurseWise commenced operations in 1998.



• *Pharmacy Benefits Management:* US Script, acquired in 2006, is a pharmacy benefits manager (PBM) that administers pharmacy benefits and processes pharmacy claims via its proprietary claims processing software. US Script has developed and administers a contracted national network of retail pharmacies.

Innovative Medical Management Programs – Improve Health Outcomes and Reduce Costs

Centene prides itself on its landmark education and outreach programs that inform and assist members in accessing quality, appropriate healthcare services in a cost-effective manner. Following are some of the innovative programs we rolled out or enhanced in 2009:

• *Fluvention™* is an outreach program aimed at educating members on preventing the transmission of the influenza virus by encouraging them to get seasonal influenza vaccines and take everyday precautions to prevent illness. Our integrated communications approach includes direct mail, phone calls, podcasts, and providing information via health plan websites and posting information in provider offices. Centene's health plans also promote general community awareness through public service announcements on television and radio. During 2009, we targeted education efforts towards groups at higher risk for contracting the H1N1 influenza virus, including pregnant women, children from 6-months-old up to 24-year-old adults, and adults with chronic health conditions. Incentives in the form of gift cards were given to pregnant members who received both standard and H1N1 flu vaccines.


FLUVENTION!

• ***MemberConnections®*** is a community face-to-face outreach and education program designed to create a link between the member and the provider as well as help identify potential challenges or risk elements to a member's health, such as nutritional challenges and health education shortcomings. In 2009, Centene implemented an "Adopt-a-School" initiative in several of our markets. As part of the initiative, our MemberConnections staff partnered with school nurses to hand out health-related items and information and conduct events in elementary schools to educate children on important topics such as pediatric obesity, healthy eating, exercising and getting immunized.

• ***Connections Plus®*** is a special subset of the MemberConnections program developed for high-risk members who have limited or no access to safe, reliable telephones. The program puts free, preprogrammed cell phones into the hands of high-risk members who have specific disease states or health conditions to manage, such as members with diabetes or pregnant women. This program seeks to eliminate the lack of safe, reliable access to a telephone as a barrier to coordinating care, thus reducing avoidable adverse events such as inappropriate emergency room utilization, hospital admissions and premature births. The cell phones are also used to educate members about their health conditions through audio or text messages that can be downloaded, giving them healthy "tips of the day." Members are identified through case management activities or through a referral. Connections Plus was recognized as a URAC Best Practice 2009 Silver Medalist and is included in the NCQA Quality Profiles Manual for 2009.

• ***Start Smart For Your Baby®*** is a prenatal and infant health program designed to increase the percentage of pregnant women receiving early prenatal care, identify high-risk pregnancies, increase participation in the federal Women, Infants and Children program, reduce the incidence of low birth weight babies, prevent hospital admissions in the first year of life and increase well-child visits. A critical part of this program is identifying pregnant members as early on in their pregnancies as possible through Centene's Notification of Pregnancy (NOP) process. This proprietary reporting system allows us to identify high-risk members and immediately place them in case management. Centene's data shows that women identified through our NOP process have shown statistically significant

Impact of 17P Usage in a Managed Medicaid Population

(17 Alpha-Hydroxyprogesterone Caproate)

AUTHORS: Mary Mason, MD, MBA; Amy Poole-Yaeger MD; Brad Lucas MD, MBA; Cathie Krueger RN, BSN, Kara House, MBA

Introduction

The use of 17P (a naturally occurring metabolite of the hormone progesterone) for certain high-risk pregnancies reduces the rate of recurrent preterm delivery and neonatal intensive care (NICU) admissions.

Study Objective

- Evaluate whether providing 17P to high risk pregnant women (with a history of preterm delivery) in a Medicaid managed care population reduces the rate of recurrent preterm delivery and NICU admissions

Results

- 2009 review done of birth outcomes of 596 members treated with 17P
- Comparison between women treated with 17P versus a control group of 60 women not treated with 17P

Conclusion

Offering 17P as a benefit in a managed Medicaid population does have a positive effect on:

- reducing the rate of recurrent preterm deliveries
- reducing the rate of low birth weight deliveries
- lowering the rate of NICU admissions

Impact of 17P Usage on NICU Admissions in a Managed Medicaid Population: A 5-Year Review to be published in *Managed Care*, February 2010

Offering 17P Treatment to Women with a History of Pre-term Delivery

All results are statistically significant.

Percentage of premature deliveries

Premature defined as < 37 weeks gestation


Number of pregnancies
60
50
40
30
20
10
0
39.9%
51.7%
17P Group
Control Group

Percentage of low birth weight deliveries

Low birth weight defined as < 2500 g


Number of pregnancies
50
40
30
20
10
0
33.3%
48.3%
17P Group
Control Group

Percentage of sick/hospitalized babies

% admitted to NICU or special care nursery


Number of pregnancies
50
40
30
20
10
0
29.2%
45.0%
17P Group
Control Group



Start Smart for Your Baby®

CENTENE® Corporation



improvement in health outcomes in the areas of low birth weight, premature and stillborn babies.

Once pregnant members are identified, the program includes health risk assessments, education through face-to-face meetings and materials, behavior modification plans, assistance in selecting a provider for the infant and scheduling newborn follow-up visits. In 2009, Centene unveiled a pregnancy manual written and designed for audiences with low health literacy and endorsed by the March of Dimes. In addition, Centene partnered with the American Academy of Pediatrics to co-write a book for new parents that covers the first year of life, which is expected to be available in 2010. Centene also will partner with Medela, a leading manufacturer of breast pumps and breastfeeding supplies, to implement a breastfeeding education initiative. It is anticipated that the program will be piloted in Georgia mid-2010 and will focus on educating hospitals, case managers and members on the importance of breastfeeding babies in the NICU (Neonatal Intensive Care Unit), with the goal of increasing the number of mothers who breastfeed their babies.

Outcome Improvements Seen in NOP Population versus Non-NOP Population


3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.0%
1.7%
3.2%
2.7%
1.0%
0.6%
A
B
C
Non-NOP
NOP
A – Very low birth weight: < 1500g
B – Premature: < 32 weeks
C – Stillborn/Expired

Centene has implemented an initiative to increase the utilization of 17 alpha-hydroxyprogesterone caproate (17P) among women with a history of pre-term delivery. In 2009, we saw a 117 percent increase in utilization of the drug. Our initiative aims to identify members who have already had a history of spontaneous preterm deliveries as early as possible in their subsequent pregnancies so we can expand outreach, enroll them in case management, and work with their physicians to expedite the initiation of 17P treatment if deemed appropriate.

Centene and its Medical Affairs leadership team have played a critical role in studying the impact of 17P usage on NICU admissions in a managed Medicaid population. The study was featured in the February 2010 issue of *Managed Care Magazine.*

The Start Smart for Your Baby program was named a 2009 NCQA Best Practice. In addition, Centene was highlighted in the 2009 Medicaid Health Plans of America (MHPA) Best Practices Compendium for the following programs: Health Passport, Connections Plus, Start Smart, and 17P.

In 2010, Centene plans to implement a comprehensive Diabetes Management Program designed to address five Healthcare Employer Data and Information Set (HEDIS) measures focused on non-compliant diabetic members. HEDIS is a tool used by more than 90 percent of America's health plans to measure performance on important dimensions of care and service. As part of the program, Centene has partnered with a health literacy consultant to write a book educating members on diabetes management and the importance of treatment compliance.

- ***Centene's Kids' Club*** is aimed at educating child members on a variety of health topics. Our health plans are reaching out directly to children with newsletters, contests and other innovative events, such as readings with the nationally known children's author Michelle Bain of "The Adventures of Thumbs Up Johnnie" series. The Kids' Club is initially focusing on the childhood obesity epidemic – obesity rates for children have doubled in the past two decades and tripled for adolescents during the same period – with educational information encouraging proper eating and exercise habits.

We have sponsored a new book by Ms. Bain titled "Thumbs Up Johnnie & the SUPER Centeam 5 – Adventures Through FITROPOLIS!" which is intended to educate children on the importance of leading an active and healthy life. As part of the program, we are hosting school readings with both the author and the Thumbs Up Johnnie mascot including a pre- and post-reading test to assess student knowledge about obesity.


SOURCE: U.S. Department of Agriculture/U.S. Department of Health and Human Services

Other upcoming innovations to this program include a national partnership with mypyramid.gov as well as a pilot with the Eastern Missouri Girl Scouts Council to promote healthy lifestyles among low-income children and youth.



Integrated Medical Management Systems – A Core Competency

The ability to access data and translate it into meaningful information in a cost-effective manner is essential to operating across Centene's multi-state service area. Our centralized information systems support core processing functions under a set of integrated databases that are designed to be both replicable and scalable to accommodate organic growth and growth from acquisitions. We continue to enhance our systems and invest in new technologies in order to leverage the platform we have developed for our existing states for configuration into new states or health plan acquisitions.

Centene's integrated medical management system features real-time intelligence and analytic tools including a desktop executive dashboard that provides early warning of adverse trends, claims drill-down for quick analysis of clinical information, financial or operating issues, as well as predictive modeling. This largely proprietary technology enables Centene's medical management operations to proactively case-manage and disease-manage specific high-risk members. It can recommend medical care opportunities using a mix of company-defined algorithms and evidence-based medical guidelines. Interventions are determined by clinical indicators, the ability to improve health outcomes, and the risk profile of members.

With these transaction systems in place and being upgraded, and with our business intelligence and analytic tools in production or being refined, we feel there has been a demonstrated link to improved health outcomes and lower costs.

QUALITY RECOGNITION

In all that we do, Centene is strongly committed to maintaining the highest standards of quality. This past year, Centene was recognized by the following organizations for our innovative programs:

2009 URAC Silver Award for Best Practice: Connections Plus

2009 NCQA Quality Profiles Manual: Health Passport and Connections Plus

2009 Medicaid Health Plans of America (MHPA) Best Practices Compendium Honoree: Health Passport, Connections Plus, Start Smart and 17P

2009 NCQA Best Practice Award – Start Smart for Your Baby

Quarterly Selected Financial Information *(unaudited)*

(In thousands, except share data and membership data)	*For the Quarter Ended,* March 31, **2009**	June 30, **2009**	September 30, **2009**	December 31, **2009**
Total revenues	$ 932,435	$1,039,469	$1,038,234	$1,092,726
Amounts attributable to Centene Corporation common shareholders:				
Earnings from continuing operations, net of income tax expense	18,907	20,715	22,728	23,743
Discontinued operations, net of income tax (benefit) expense	(449)	(485)	(1,460)	(28)
Net earnings	$ 18,458	$ 20,230	$ 21,268	$ 23,715
Net earnings (loss) per share attributable to Centene Corporation:				
Basic:				
Continued operations	$ 0.44	$ 0.48	$ 0.53	$ 0.55
Discontinued operations	(0.01)	(0.01)	(0.04)	–
Basic earnings per common share	$ 0.43	$ 0.47	$ 0.49	$ 0.55
Diluted:				
Continued operations	$ 0.43	$ 0.47	$ 0.51	$ 0.53
Discontinued operations	(0.01)	(0.01)	(0.03)	–
Diluted earnings per common share	$ 0.42	$ 0.46	$ 0.48	$ 0.53
Period end at-risk membership	1,247,300	1,289,000	1,386,400	1,455,600

(In thousands, except share data and membership data)	*For the Quarter Ended,* March 31, **2008**[(1)]	June 30, **2008**	September 30, **2008**	December 31, **2008**[(2)]
Total revenues	$ 779,228	$ 823,930	$ 858,599	$ 902,758
Amounts attributable to Centene Corporation common shareholders:				
Earnings from continuing operations, net of income tax expense	24,933	17,883	18,099	23,266
Discontinued operations, net of income tax (benefit) expense	690	320	149	(1,843)
Net earnings	$ 25,623	$ 18,203	$ 18,248	$ 21,423
Net earnings (loss) per share attributable to Centene Corporation:				
Basic:				
Continued operations	$ 0.57	$ 0.41	$ 0.42	$ 0.54
Discontinued operations	0.02	0.01	–	(0.04)
Basic earnings per common share	$ 0.59	$ 0.42	$ 0.42	$ 0.50
Diluted:				
Continued operations	$ 0.56	$ 0.40	$ 0.41	$ 0.53
Discontinued operations	0.01	0.01	–	(0.04)
Diluted earnings per common share	$ 0.57	$ 0.41	$ 0.41	$ 0.49
Period end at-risk membership	1,069,700	1,148,800	1,171,100	1,196,000

(1) Includes $20.8 million pre-tax premium revenue for the Georgia premium rate increase for July 1, 2007 – December 31, 2007.

(2) Includes a $3.7 million pre-tax charge primarily for asset impairments and employee severance related to the sale of the New Jersey health plan, included in discontinued operations.

Selected Financial Data

(In thousands, except share data)	Year Ended December 31, 2009	2008	2007	2006[1]	2005
Revenues:					
Premium	**$3,786,525**	$3,199,360	$2,611,953	$1,707,439	$1,095,308
Service	**91,758**	74,953	80,508	79,159	13,456
Premium and service revenues	**3,878,283**	3,274,313	2,692,461	1,786,598	1,108,764
Premium tax	**224,581**	90,202	76,567	35,848	6,079
Total revenues	**4,102,864**	3,364,515	2,769,028	1,822,446	1,114,843
Expenses:					
Medical costs	**3,163,523**	2,640,335	2,190,898	1,436,371	897,077
Cost of services	**60,789**	56,920	61,348	60,287	5,608
General and administrative expenses	**514,529**	444,733	384,970	267,712	162,432
Premium tax expense	**225,888**	90,966	76,567	35,848	6,079
Total operating expenses	**3,964,729**	3,232,954	2,713,783	1,800,218	1,071,196
Earnings from operations	**138,135**	131,561	55,245	22,228	43,647
Other income (expense):					
Investment and other income	**15,691**	21,728	24,452	15,511	8,417
Interest expense	**(16,318)**	(16,673)	(15,626)	(10,574)	(3,985)
Earnings from continuing operations, before income tax expense	**137,508**	136,616	64,071	27,165	48,079
Income tax expense	**48,841**	52,435	23,031	9,565	17,242
Earnings from continuing operations, net of income tax expense	**88,667**	84,181	41,040	17,600	30,837
Discontinued operations, net of income tax (benefit) expense of $(1,204), $(281), $(31,563), $12,412, and $12,982, respectively	**(2,422)**	(684)	32,362	(61,229)	24,795
Net earnings (loss)	**86,245**	83,497	73,402	(43,629)	55,632
Noncontrolling interest	**2,574**	–	–	–	–
Net earnings (loss) attributable to Centene Corporation	**$ 83,671**	$ 83,497	$ 73,402	$ (43,629)	$ 55,632
Amounts attributable to Centene Corporation common shareholders:					
Earnings from continuing operations, net of income tax expense	**$ 86,093**	$ 84,181	$ 41,040	$ 17,600	$ 30,837
Discontinued operations, net of income tax (benefit) expense	**(2,422)**	(684)	32,362	(61,229)	24,795
Net earnings (loss)	**$ 83,671**	$ 83,497	$ 73,402	$ (43,629)	$ 55,632
Net earnings (loss) per common share attributable to Centene Corporation:					
Basic:					
Continuing operations	**$ 2.00**	$ 1.95	$ 0.95	$ 0.41	$ 0.73
Discontinued operations	**(0.06)**	(0.02)	0.74	(1.42)	0.58
Basic earnings (loss) per common share	**$ 1.94**	$ 1.93	$ 1.69	$ (1.01)	$ 1.31
Diluted:					
Continuing operations	**$ 1.94**	$ 1.90	$ 0.92	$ 0.39	$ 0.69
Discontinued operations	**(0.05)**	(0.02)	0.72	(1.37)	0.55
Diluted earnings (loss) per common share	**$ 1.89**	$ 1.88	$ 1.64	$ (0.98)	$ 1.24
Weighted average number of common shares outstanding:					
Basic	**43,034,791**	43,275,187	43,539,950	43,160,860	42,312,522
Diluted	**44,316,467**	44,398,955	44,823,082	43,613,622	45,027,633

(1) 2006 results for discontinued operations include a goodwill impairment charge of $81,098 and other non-cash impairment charges of $7,170 for the FirstGuard reporting unit.

(In thousands)	December 31, 2009	2008	2007	2006	2005
Consolidated Balance Sheet Data:					
Cash and cash equivalents	**$ 400,951**	$ 370,999	$ 267,305	$ 237,514	$ 112,269
Investments and restricted deposits	**585,183**	451,058	369,545	174,431	163,489
Total assets	**1,702,364**	1,451,152	1,121,824	894,980	668,030
Medical claims liability	**470,932**	384,360	323,741	241,073	123,102
Long-term debt	**307,085**	264,637	206,406	174,646	92,448
Total stockholders' equity	**619,427**	501,272	415,047	326,423	352,048

Stock Performance Graph *dollars*


200
150
100
50
0
12.31.04
12.31.05
12.31.06
12.31.07
12.31.08
12.31.09
Centene Corporation
Morgan Stanley Health Care Payor Index
New York Stock Exchange Composite Index

Our common stock has been listed for trading on the New York Stock Exchange under the symbol "CNC" since October 16, 2003 and on the Nasdaq National Market under the symbol "CNTE" from December 13, 2001 to October 15, 2003. The graph above compares the cumulative total stockholder return on our common stock for the period from December 31, 2004 to December 31, 2009, with the cumulative total return of the New York Stock Exchange Composite Index, and the Morgan Stanley Health Care Payor Index over the same period. The graph assumes an investment of $100 on December 31, 2004 in our common stock (at the last reported sale price on such date), the New York Stock Exchange Composite Index and the Morgan Stanley Health Care Payor Index, and assumes the reinvestment of any dividends.

Other Information

Included in this 2009 Annual Review are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission (the "2009 Form 10-K"), which also includes Management's Discussion and Analysis of Financial Condition and Results of Operations. This 2009 Annual Review, together with our 2009 Form 10-K, constitute our annual report to security holders for purposes of Rule 14a-3(b) of the Securities Exchange Act of 1934, as amended. Our 2009 Form 10-K may be obtained by accessing the investor section of our Company's Web site at www.centene.com, or by going to the SEC's Web site at www.sec.gov.

Cautionary Statement On Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this 2009 Annual Review and, in particular, in the Chairman's Letter, are forward-looking statements. We have attempted to identify these statements by terminology including "believe," "feel," "anticipate," "plan," "expect," "estimate," "intend," "seek," "target," "goal," "move forward," "may," "will," "should," "can," "continue" and other similar words or expressions in connection with, among other things, any discussion of future operating or financial performance. These statements include statements about our market opportunity, our growth strategy, competition, expense ratios, our operating environment, our preparedness for regulatory developments, including health reform, expected activities and future acquisitions, research and development, investments and the adequacy of our available cash resources. Readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements included in this annual review are based on information available to us on the date of its publication. Actual results may differ from projections or estimates due to a variety of important factors, including (i) our ability to accurately predict and effectively manage health benefits and other operating expenses, (ii) competition, (iii) changes in healthcare practices, (iv) changes in federal or state laws or regulations, (v) inflation, (vi) provider contract changes, (vii) new technologies, (viii) reduction in provider payments by governmental payors, (ix) major epidemics, (x) disasters and numerous other factors affecting the delivery and cost of healthcare, (xi) the expiration, cancellation or suspension of our Medicaid managed care contracts by state governments, (xii) availability of debt and equity financing, on terms that are favorable to us and (xiii) general economic and market conditions. We disclaim any current intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Information

Board of Directors

Michael F. Neidorff
Chairman, President and CEO
Centene Corporation

Steve Bartlett
President and CEO
The Financial Services Roundtable

Robert K. Ditmore
Former President and COO
UnitedHealthcare Corporation

Frederick H. Eppinger
President and CEO
The Hanover Insurance Group, Inc.

Richard A. Gephardt
Chief Executive Officer of Gephardt and Associates
Former Majority Leader of the U.S. House of Representatives

Pamela A. Joseph
Vice Chairman, U.S. Bancorp

John R. Roberts
Retired Regional Managing Partner
Arthur Andersen LLP

David L. Steward
Chairman of the Board
World Wide Technology, Inc.

Tommy G. Thompson
Former Health and Human Services Secretary
Former Governor of Wisconsin

Senior Management

Michael F. Neidorff
Chairman, President, and CEO

Christopher D. Bowers
Senior VP, Health Plan Business Unit

Patricia J. Darnley
Senior VP, Operations

Mark W. Eggert
Executive VP, Health Plan Business Unit

Carol E. Goldman
Executive VP and Chief Administrative Officer

Jason M. Harrold
Senior VP, Specialty Business Unit

Cary D. Hobbs
Senior VP, Business Management and Integration

Jesse N. Hunter
Executive VP, Corporate Development

Donald G. Imholz
Executive VP and Chief Information Officer

Edmund E. Kroll, Jr.
Senior VP, Finance and Investor Relations

Frederick J. Manning
Executive VP and Celtic Group Chairman and CEO

Mary V. Mason, M.D.
Senior VP, Chief Medical Officer

Robert C. Packman, M.D.
Senior VP, Medical Affairs

William N. Scheffel
Executive VP, Chief Financial Officer and Treasurer

Glendon A. Schuster
Senior VP, Chief Technology Officer

Toni Simonetti
Senior VP, Public Affairs

Keith H. Williamson
Senior VP, Secretary and General Counsel

Field Officers: Health Plans

Aaron W. Brace
President and CEO, Absolute Total Care

Patrick M. Healy
President and CEO, Peach State Health Plan

Sherry B. Husa
President and CEO, MHS Wisconsin

Richard D. Lynch
President and CEO, CeltiCare Health Plan

Chris E. Paterson
President and CEO, Sunshine State Health Plan

Patrick J. Rooney
President and CEO, MHS Indiana

Steven A. White
President and CEO,
Buckeye Community Health Plan

Tom P. Wise
President and CEO, Superior HealthPlan

Field Officers: Specialty Companies

Robert A. Bagdasarian
President and CEO, US Script

Daniel D. Cave
President and CEO, Nurtur

Samuel A. Donaldson, Ph.D.
President and CEO,
Cenpatico Behavioral Health

Richard L. Fredrickson
President and CEO,
Bridgeway Health Solutions

David M. Lavely, O.D.
President and CEO, OptiCare Managed Vision

Kimberly D. Tuck
President and CEO, NurseWise

Corporate and Investor Information

Centene Corporation
7711 Carondelet Avenue
St. Louis, Missouri 63105
314.725.4477
www.centene.com

Form 10-K

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2009, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing:

Investor Relations
Centene Corporation
7711 Carondelet Avenue
St. Louis, Missouri 63105

Common Stock Information

Centene common stock is traded and quoted on the New York Stock Exchange under the symbol "CNC."

		High	Low
2008	First Quarter	$28.49	$13.58
	Second Quarter	21.70	13.10
	Third Quarter	24.67	16.40
	Fourth Quarter	21.61	15.23
2009	**First Quarter**	**$22.50**	**$15.00**
	Second Quarter	**21.00**	**17.29**
	Third Quarter	**20.48**	**16.89**
	Fourth Quarter	**22.02**	**17.25**

Dividend Policy

The Company has not paid any dividends on its common stock and expects that its earnings will continue to be retained for use in the operation and expansion of its business.

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, April 27, 2010, at 10:00 a.m. at The Ritz-Carlton St. Louis, 100 Carondelet Plaza, St. Louis, MO 63105 in the Amphitheater, 314.863.6300.

Transfer Agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
800.345.5232
www.bnymellon.com/shareowner/isd

CENTENE®
Corporation

7711 Carondelet Avenue
St. Louis, Missouri 63105
P 314.725.4477
F 314.725.2065
www.centene.com